

October 10, 2014

<u>Via E-mail</u>
Glenn Simpson
Chief Executive Officer
Mojo Organics, Inc.
Jersey City, New Jersey 07302

> **Re:** **Mojo Organics, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 24, 2014**
> **File No. 333-196488**
> **Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed September 24, 2014**
> **File No. 000-55269**

Dear Mr. Simpson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings and providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed September 24, 2014

General

1. Please revise your registration statement as necessary to conform with all material revisions that are made to corresponding disclosures in your Form 10-K.

2. Update your financial statements to include the information for your most recent quarter. See Rule 3-12 of Regulation S-X.

Form 10-K for the Fiscal Year ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

Results of Operations, page 9

3.   We have read the revisions you made in response to prior comment 7, pertaining to products sold under your license agreement. We also note that all of your revenues for 2013 and 2014 have been earned pursuant to this agreement but that you have failed to meet minimum sales volumes for the year ended December 31, 2013 and the six months ended June 30, 2014. Expand your disclosure to quantify, by percentage or otherwise, the amount by which you did not meet your sales volumes for each of those periods, explain why that has occurred and address the impact on your operations and financial condition should Chiquita grant you no further extensions.

Form 10-Q for the Fiscal Quarter ended September 30, 2014

General

4.   We note that you filed your interim report just two days subsequent to the end of the period covered by your financial statements. Tell us whether your auditors had completed a review of these statements prior to filing your report, consistent with the guidance in Rule 8-03 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Attorney-Adviser, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

/s/H.Roger Schwall

H. Roger Schwall
Assistant Director

cc: Brian L. Ross
       Graubard Miller